GARY L. MCARTHUR	1025 West NASA Boulevard
Vice President, and	Melbourne, FL USA 32919
Chief Financial Officer	phone 1-321-724-3858

www.harris.com
Via Electronic Submission (Correspondence)
February 1, 2008
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harris Corporation
Form 10-K for year ended June 29, 2007
Filed August 27, 2007
File No. 001-03863
Dear Ms. Cvrkel:
     On behalf of Harris Corporation (“Harris”), I hereby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Harris’ Annual Report on Form 10-K for the fiscal year ended June 29, 2007 (the “Form 10-K”), as set forth in your letter dated January 17, 2008 (the “Comment Letter”).
     For reference purposes, the text of each of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Staff Comment:
“Form 10-K for the year ended June 29, 2007
Consolidated Financial Statements
Statement of Cash Flows, page 62
1.	We note your presentation of “Other” as a component of the net cash provided by operating activities. In light of the significance of this amount to cash provided by operating activities in fiscal 2007 and the first quarter of fiscal 2008, please revise future filings to separately identify the nature and amount of the significant components included in the “other” amount. Also, to the extent the amount is material, please separately present stock compensation expense as an adjustment to reconcile net income to net cash provided by (used in) operating activities.”
Harris Response:
     We duly note the Staff’s comment. The “Other” component of net cash provided by (used in) operating activities for fiscal 2007 and the first quarter of fiscal 2008, included stock compensation expense of $28.7 million or 86 percent and $10.6 million or 53 percent, respectively, of “Other.” We do not believe the remaining balance of $4.8 million and $9.5 million, respectively, is material to the net cash provided by (used in) operating activities and there are no items within the remaining balance in “Other” that are significant.
     In consideration of the Staff’s comment and to clarify the disclosure, in future filings we will separately present stock compensation expense as an adjustment to reconcile net income to net cash provided by (used in) operating activities. In future filings, if there are any significant components included in “Other” we will also separately identify those items in our disclosure.
Staff Comment:
“Note 3. Business Combinations, page 72
2.	We note from your disclosure that in the Multimax acquisition you allocated $255.7 million of the purchase price to goodwill and $115 million to customer related intangible assets. Please explain how you have considered the guidance contained in paragraph A14 of SFAS No. 141 and EITF 02-17 in connection with your purchase price allocation of Multimax. For instance, explain how you have considered the need to allocate fair value to order or production backlog, contract-based intangibles, and technology-based intangibles. If you have ascribed fair value to these contracts, describe the significant assumptions that were used in your valuation and provide the related valuation.”

Harris Response:
Intangible Asset Categories Considered
     In the valuation related to Multimax Incorporated (“Multimax”), all of the categories of intangible assets listed in Paragraph A14 of SFAS No. 141 were considered (i.e., technology-related, customer-related, contract-related, marketing-related, and artistic-related intangible assets).
     Of such categories of intangible assets, only customer-related intangible assets, which included consideration of all applicable customer-related benefits, were determined to apply to Multimax. This determination was based on consideration of the criteria in Paragraph 39 of SFAS No. 141, including whether the benefits:
•	Arise from contractual or other legal rights, regardless of whether those rights are transferable, and if they are transferable, regardless of whether the acquirer intends to transfer them; and/or
•	Are separable, where “separable” means that the asset can be transferred, licensed, or rented individually or in combination with a related contract, asset, or liability, regardless of whether the acquirer intends to transfer, license, or rent it.
     Factors considered for all potential non-customer-related intangible asset categories are described in further detail below under the heading “Other Intangible Asset Categories Considered.”
Valuation of Customer-Related Intangible Assets
General Considerations
     In valuing Multimax’s customer-related intangible assets, we considered relevant aspects of SFAS 141 and EITF 02-17 as follows:
•	According to EITF 02-17, Paragraph A19, “If an acquired order or production backlog arises from contracts such as purchase or sale orders, it meets the contractual-legal criterion for recognition apart from goodwill.” The valuation of Multimax’s customer-related assets included consideration of backlog, which is captured as part of Multimax’s customer contracts.
•	According to EITF 02-17, Paragraphs A20 and A21, “If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion. This Statement requires that those intangible assets be recognized as assets apart from goodwill.” The valuation of Multimax’s customer-related assets included consideration of Multimax’s contracts.

•	If a customer relationship does not arise from a contract, SFAS 141 also requires that the relationship be recognized as an intangible asset apart from goodwill if it meets the separability criterion. According to SFAS 141, “a customer relationship exists between an entity and its customer if (a) the entity has information about the customer and has regular contact with the customer and (b) the customer has the ability to make direct contact with the entity...Customer relationships may arise through means other than contracts, such as through regular contact by sales or service representatives.” The valuation of Multimax’s customer-related assets included consideration of non-contractual customer relationships associated with Multimax’s various contracts, including the prospects for future contract renewal.
    In analyzing Multimax’s backlog/contracts and customer relationships, we assessed their value in aggregate because the impact of separating both aspects would not be material. In the government service industry the contracts and backlog generate cash flows over multiple years due to the related customer relationship. They also exhibit the same pattern in which their economic benefits are consumed or are otherwise used up.
Primary Valuation Assumptions
•	Multimax’s largest contracts/customer relationships relate to the Navy/Marine Corps Intranet (“NMCI”) program and to Air Force, Army, and various Civilian and Special Programs. The valuation at the acquisition date of Multimax’s customer-related intangible assets included all (large and small) contracts/customer relationships.
•	The value of Multimax’s contracts/customer relationships lies in the generation of a consistent and predictable revenue source and the avoidance of the costs associated with developing the contractual/customer relationships, and was assessed utilizing the Excess Earnings Method. The Excess Earnings Method measures the value of an asset by calculating the present value of related future economic benefits, such as cash earnings. Primary valuation assumptions included the following:
–	Estimated revenue through the term of each contract which relates specifically to backlog/contract value.

–	Estimated revenue following the expiration of each contract which relates to Multimax’s non-contractual customer relationships. Due to the nature of Multimax’s business, with recompetition required after government contracts end, it is not certain whether the customer relationships will continue to generate revenue into perpetuity. Therefore, revenue was probability-weighted to reflect this uncertainty.

–	Over the projection period for the backlog/contracts/non-contractual customer relationships, earnings before interest and taxes (“EBIT”) were estimated based on consideration of expectations for Multimax’s business and market participant profitability levels.

–	A sales and marketing expense adjustment was added to reflect costs that would not be necessary due to the existence of the customer intangible assets.

–	Other adjustments included charges for the use of contributory assets (Multimax’s fixed assets, working capital, and assembled work force) and consideration of value associated with the asset’s amortization tax shield.

–	A discount rate of 15% was utilized based on the following: (i) the weighted average cost of capital for Multimax’s business, based on data related to similar companies and market participants; and (ii) the specific risk associated with the income-generating capacity of the customer-related intangible assets.
     Using the above assumptions, we calculated the net present value of cash flows related to our customer relationships to be $115 million.
     In selecting the amortization life associated with Multimax’s customer-related intangible assets, we considered the guidance from SFAS 142, Paragraph 12, which notes that “the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up” should be considered. Based on this analysis we determined that 10 years was the appropriate weighted amortization period.
Other Intangible Asset Categories Considered
Technology-Related Assets
     According to SFAS 141, Paragraph 125, “Technology-based intangible assets relate to innovations or technological advances. As stated in paragraphs A26-A28, the future economic benefits of those assets are often protected through contractual or other legal rights. Thus, many technology-based intangible assets meet the contractual-legal criterion for recognition apart from goodwill.”
     At the date of acquisition by Harris, Multimax was a service and consulting company, with no significant proprietary software and systems engineering, and no significant research and development. As a result of the factors described above, no technology-related assets were determined to exist and therefore no value was assigned to them. We believe the absence of technology-related assets is common with the acquisition-related accounting and related purchase price allocations associated with acquired companies similar to Multimax.

Contract-Related Assets
Non-Compete Agreements
     An agreement by a seller to refrain from competing with the purchaser of a business is a valuable intangible asset. In determining the potential value of a non-compete agreement, we considered Internal Revenue Service (“IRS”) issued guidelines included in Revenue Ruling 77-403, 1977-2 C.B. 302. As these guidelines address factors to consider in determining the fair market value of non-compete agreements, they were determined to be relevant to assessing the fair value of the non-compete agreements related to Multimax. In this ruling, the IRS stated that the relevant factors for determining value related to non-compete agreements are as follows:
•	Whether the covenantor has the ability to compete effectively with the covenantee in the activity in question. The courts have ruled that the ability of a covenantor to compete is evidenced by the individual’s experience in and knowledge of the transferred business. Specifically, such ability can be indicated by the covenantor’s thorough knowledge of the company’s operations, markets, and strategies. Ability is also evidenced by the covenantor’s leadership and stature in the industry and the community, as well as by his or her financial wherewithal and entrepreneurial ability.
•	Whether it is feasible to compete effectively within the time and area specified by the covenant, in view of the activity and market in question. Unlike ability, which focuses on factors specific to the covenantor, the question of feasibility is normally associated with endogenous factors such as barriers to entry. Such barriers might include time to start a competing operation, procurement of necessary licenses, availability of labor, and amount of capital investment required in light of returns expected.
•	Whether the covenantor would desire to compete with the covenantee. The desire to compete can be demonstrated by showing that there are no factors, such as age and health of the covenantor or the attractiveness of the returns expected, that would diminish the desire to compete.
     In connection with the acquisition, no non-compete agreement was made by the seller of the Multimax business in favor of Harris. As part of the acquisition, Multimax continued to be a party to two pre-existing employment agreements with Multimax’s Chief Executive Officer and general counsel, each of which contained twelve month non-compete agreements (the “Non-Compete Agreements”). It was determined that each of these executives lacked all three factors described above. As a result, these Non-Compete Agreements were determined to have no value.

Other Contracts
     No other significant contracts existed as of the acquisition date.
Marketing-Related Assets
     According to SFAS 141, Paragraph A15, “If registered or otherwise provided legal protection, a trademark or other mark is an intangible asset that meets the contractual-legal criterion for recognition apart from goodwill. Otherwise, a trademark or other mark shall be recognized apart from goodwill only if the separability criterion is met, which would normally be the case.”
     Following the acquisition, the Multimax operations have been integrated into a business unit within Harris’ Government Communications Systems Division, which business unit was renamed Harris IT Services. While the Multimax legal entity continues to exist, the business is not actively utilizing the Multimax trademark or branding in its ongoing marketing. The plans to discontinue the use of the Multimax name were assumed to be similar to the strategy of another hypothetical market participant buyer — the lack of a separate value associated with marketing-related assets for Multimax is common with the acquisition-related accounting and related purchase price allocations associated with acquired companies similar to Multimax. As a result, no value or separate consideration was assigned to marketing-related assets.
Artistic-Related Assets
     According to SFAS 141, Paragraph A22, “Artistic-related intangible assets meet the criteria for recognition apart from goodwill if the assets arise from contractual rights or legal rights such as those provided by copyright...Copyrights can be transferred either in whole through assignments or in part through licensing agreements. In determining the fair value of an intangible asset protected by copyright, consideration shall be given to the existence of any assignments or licenses of the acquired copyrights.”
     These types of assets are not applicable to this transaction. Accordingly, no specific value or separate consideration was assigned to artistic-related assets.
Other Considerations
     Pursuant to SFAS 141, Paragraph A43, the excess of the cost of Multimax over the net of the amounts assigned to assets acquired and liabilities assumed was recognized as goodwill ($255.7 million).
     Multimax’s goodwill relates to the following:
•	Greater scale and increased opportunities. The acquisition increases the combined Harris IT Services business unit’s visibility in the market and expands the combined business unit’s position as a participant in the government systems and services business. It also increases the scale of the combined business unit, creating larger programs which increase communications opportunities.

•	A knowledgeable and experienced work force and infrastructure. Harris plans to leverage the experience of Multimax’s employees to sustain and grow Multimax’s service offerings going forward. Through the acquisition of Multimax’s work force and infrastructure, Harris benefits from already-in-place operating processes and systems.
•	Established track record. In the press release related to the Multimax acquisition, Howard Lance, chairman, president, and chief executive officer of Harris, described Multimax’s strengths and opportunities related to the acquisition, including the company’s “20 years of experience managing large-scale, mission-critical networks for the government” and “strong management team and a track record of superior growth and profitability.”
     We believe the fair value calculations and level of goodwill associated with Multimax (calculated as a percentage of the overall purchase price premium) are consistent with other acquired companies similar to Multimax.
Staff Comment:
“3.	We note from your disclosure that the Stratex combination was accounted for as a purchase business combination and resulted in a gain of approximately $163.4 million which relates to the deemed sale of 43% of the assets and liabilities of your Microwave Communications Division to the minority shareholders of Harris Stratex Networks. In future filings, please include disclosure of how this gain was calculated or determined. As part of your revised disclosure, please include how the value of the Microwave Communications Division assets that were contributed to Stratex was calculated.”
Harris Response:
     We duly note the Staff’s comment. On page 62 of the Form 10-K at the bottom of the Consolidated Statement of Cash Flows we disclosed the gross components of the gain calculation as non-cash investing activities. However we did not provide further detail of the actual calculation and how those amounts were determined. In consideration of the Staff’s comment and to clarify the disclosure, in future filings we will make the following disclosure:

     “We recognized a $163.4 million gain on the combination with Stratex Networks, Inc. (“Stratex”) calculated as follows:

57% of the fair value of Stratex	$281.3
Contribution of Harris Microwave Communications Division assets and liabilities to the former shareholders of Stratex	(117.9)

Gain on the combination with Stratex	$163.4

     The fair value of Harris Microwave Communications Division assets and liabilities was determined based on the fair value of Stratex shares received as this amount was more readily measurable as Stratex was a publicly-traded company. The $281.3 million fair value of Stratex was calculated based on the market capitalization of Stratex, using the Stratex stock price as reported on the NASDAQ Global Market on the date of the transaction, of approximately $493 million, multiplied by 57 percent (the percentage of Harris Stratex Networks shares owned by Harris). The $117.9 million contribution of Harris Microwave Communications Division assets and liabilities is the historical book value of the Microwave Communications Division multiplied by the 43 percent deemed sold to the former shareholders of Stratex.”
Staff Comment:
“4.	With respect to your acquisition of majority ownership of Harris Stratex Networks, please confirm to us that the value of the assets acquired and liabilities assumed are based on fair value to the extent of your ownership acquired. Also, tell us whether the remaining portion of the values assigned to the asset and liabilities of the acquired enterprise represents the minority interests’ ownership in the acquired enterprise and therefore, is based the historical financial statement carrying amounts of the acquired enterprise. We may have further comment upon receipt of your response.

Furthermore, please explain to us and revise your disclosures in future filings to clarify how you determined or calculated the value assigned to the Harris Stratex shares issued to Stratex shareholders of $464.9 million included as part of your purchase price consideration of Harris Stratex. As part of your response to us, please provide the guidance you relied upon in determining your accounting treatment and why you believe it was appropriate.”
Harris Response:
     The combination of Stratex Networks, Inc. and our Microwave Communications Division (“MCD”) on the books of the newly formed standalone entity, Harris Stratex Networks, Inc., was accounted for as a business combination in accordance with SFAS 141. Harris Stratex Networks was the acquiring entity for accounting purposes. Upon contribution of MCD’s assets and liabilities to Harris Stratex Networks, Stratex Networks merged with

Stratex Merger Corp., a wholly-owned subsidiary of Harris Stratex Networks. As a result, Harris Stratex Networks acquired 100% of Stratex Networks in exchange for 43% of the common shares of Harris Stratex Networks. As a result of this transaction, Harris Stratex Networks accounted for the Stratex Networks assets acquired and liabilities assumed at 100% of the fair value of such assets and liabilities. Harris Stratex Networks accounted for the MCD assets and liabilities at the historical carrying value of such assets and liabilities. The Harris Stratex Networks assets and liabilities are consolidated into Harris’ financial statements based upon our current 56% ownership of Harris Stratex Networks, reflecting 44% of Harris Stratex Networks’ net assets as a minority interest on our consolidated financial statements. We also evaluated the applicability of EITF 90-13 to this transaction. Our understanding is that EITF 90-13 should be narrowly applied to “two-step” transactions that meet the specific form requirements described therein. In this regard, Harris (the Parent) did not first obtain control of Stratex Networks through issuance of cash or other consideration to Stratex Networks shareholders in an amount sufficient to obtain a controlling financial interest in Stratex Networks. Rather, the transaction was completed in one step. Because the assets transferred (other than the MCD assets) were not sufficient to first obtain control of Stratex Networks, all of the principles described in EITF 90-13 are not applicable. Therefore, we considered the accounting for the transaction to be similar to a reverse acquisition of Stratex Networks, and recognized the net assets acquired of Stratex Networks at full fair value and maintained the historical carrying value of the MCD assets in our consolidated financial statements.
     In order to determine the $464.9 million value assigned to the Harris Stratex Networks shares issued to Stratex Networks shareholders included as part of the purchase price consideration of Harris Stratex Networks, we initially considered EITF 99-12. As MCD did not have marketable equity securities, the provision in EITF 99-12 which requires a determination of the value of the acquirer’s marketable equity securities issued to effect a purchase business combination to be based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced, is not applicable for this transaction. Therefore, paragraph 6 of SFAS 141 was deemed appropriate, whereby if the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. As the equity interests of Stratex Networks, a public company, was more reliably measurable, the fair value of such equity interests based on the quoted market price of the Stratex Networks shares, as reported on the NASDAQ Global Market, on the date of the transaction, was determined to be the most appropriate measure of fair value of the net assets acquired. In consideration of the Staff’s comment and to clarify the disclosure, we have included as part of our revised disclosure set forth above in our response to Staff comment 3 clarification of how we determined the value of Harris Stratex Networks shares issued to the former Stratex shareholders, which is included in the purchase price consideration of Harris Stratex Networks.

Harris Acknowledgement:
     Harris acknowledges the following:
•	Harris is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments in connection with the foregoing please call me at (321) 724-3858 or Lewis A. Schwartz, Vice President and Principal Accounting Officer, at (321) 724-3439. Facsimile transmissions may be sent to either of us at (321) 727-9222.
Very truly yours,
/s/ Gary L. McArthur
Gary L. McArthur
Vice President and
Chief Financial Officer

cc:	Claire Erlanger, Securities and Exchange Commission Jean Yu, Securities and Exchange Commission Lewis A. Schwartz, Vice President and Principal Accounting Officer, Harris Corporation